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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                      INRANGE TECHNOLOGIES CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                45769V 20 6
-------------------------------------------------------------------------------
                              (CUSIP Number)


                                MAY 5, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.     45769V 20 6                            Page    2   of   5   Pages



         Names of Reporting Persons.
    1. I.R.S. Identification Nos. of above persons (entities only). JOHN B. BLYSTONE

         Check the Appropriate Box if a Member of a Group (See       (a)    |_|
    2.   Instructions)                                               (b)    |_|

         SEC USE ONLY
    3.

         Citizenship or Place of Organization
    4.
            UNITED STATES

                      Sole Voting Power
     NUMBER OF    5.
                         0
      SHARES
                      Shared Voting Power
   BENEFICIALLY   6.
                         0
     OWNED BY

       EACH           Sole Dispositive Power
                  7.
     REPORTING
                         0
      PERSON

                      Shared Dispositive Power
       WITH:      8.
                         0

         Aggregate Amount Beneficially Owned by Each Reporting Person
    9.
            0

         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    10.  (See Instructions)                                                 |_|


         Percent of Class Represented by Amount in Row (9)
    11.
            0%

         Type of Reporting Person (See Instructions)
    12.
            IN

CUSIP No.     45769V 20 6                            Page    3   of   5   Pages


Item 1(a).  Name of Issuer

            Inrange Technologies Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices

            100 Mt. Holly By-Pass
            P.O. Box 440
            Lumberton, New Jersey 08048

Item 2(a).  Name of Person Filing

            John B. Blystone

Item 2(b).  Address of Principal Business Office or, if none, Residence

            c/o SPX Corporation
            13515 Ballantyne Corporate Place
            Charlotte, North Carolina 28277

Item 2(c).  Citizenship

            United States

Item 2(d).  Title of Class of Securities

            Class B Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number

            45769V 20 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) - (j) Not applicable.

Item 4.     Ownership

            (a)   Amount beneficially owned:  0

            (b)   Percent of class:  0%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote - 0

                  (ii)  Shared power to vote or to direct the vote - 0

CUSIP No.     45769V 20 6                            Page    4   of   5   Pages

                  (iii) Sole power to dispose or to direct the disposition of
                  - 0

                  (iv) Shared power to dispose or to direct the disposition of - 0

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notices of Dissolution of Group

            Not applicable.

Item 10.    Certification

            (a)   Not applicable.

            (b)   Not applicable.

CUSIP No.     45769V 20 6                            Page    5   of   5   Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




 Dated:  May 13, 2003



                                    By:  /s/ John B. Blystone
                                       --------------------------------
                                       Name: John B. Blystone